Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Connected Transaction

Technology Development Documents

On 25 December 2023, the Board considered and approved (i) the Technology Development Document I to be entered into among the Company, Sinopec Corp. and Sinopec Shanghai Engineering; and (ii) the Technology Development Document II to be entered into between the Company and Sinopec Corp. The Technology Development Documents will be signed before 31 December 2023.

As of the date of this announcement, Sinopec Corp. holds 5,459,455,000 A shares of the Company, representing approximately 50.55% of the Company’s issued share capital, and therefore is the controlling shareholder of the Company. Sinopec Shanghai Engineering is an indirect non-wholly owned subsidiary of Sinopec Group, the Company’s actual controller. According to Chapter 14A of the Hong Kong Listing Rules, both Sinopec Corp. and Sinopec Shanghai Engineering are connected persons of the Company. Therefore, entering into the Technology Development Documents constitutes a connected transaction of the Company. Since the Technology Development Document I and Technology Development Document II will be entered into with the same connected person and are similar in nature, the above Technology Development Documents will be aggregated in accordance with the relevant requirements of Rule 14A.81 of the Hong Kong Listing Rules. As the highest applicable percentage ratio of the Technology Development Documents on an aggregated basis exceeds 0.1% but is less than 5%, entering into the Technology Development Documents is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules.

On 25 December 2023, the Board considered and approved (i) the Technology Development Document I to be entered into among the Company, Sinopec Corp. and Sinopec Shanghai Engineering; and (ii) the Technology Development Document II to be entered into between the Company and Sinopec Corp. The Technology Development Documents will be signed before 31 December 2023.

THE TECHNOLOGY DEVELOPMENT DOCUMENTS

The key terms of the Technology Development Documents are summarized as follows:

Parties:	Technology Development Document I:

(i) Sinopec Corp. (as the entrusting party)

(ii) The Company (as the entrusted party)

(iii) Sinopec Shanghai Engineering (as the entrusted party)

Technology Development Document II:

(i) Sinopec Corp. (as the entrusting party)

(ii) The Company (as the entrusted party)

Entrusted work:	Technology Development Document I:

Sinopec Corp. entrusted the Company and Sinopec Shanghai Engineering to research and develop the industrialized technology upgrades for large- tow carbon fiber and raw fiber as well as the localized optimization of equipment, and deliver the research and development results, including research reports and test reports in December 2025.

Technology Development Document II:

Sinopec Corp. entrusted the Company to research and develop the industrialized technology optimization for 24K sodium thiocyanate wet SCF49S carbon fiber, and deliver the research and development results, including research reports and test reports in December 2025.

Consideration and payment:	Technology Development Document I:

The total consideration of the Technology Development Document I is RMB86.45 million. Sinopec Corp. will pay (i) a total of RMB3 million to Sinopec Shanghai Engineering; (ii) RMB39 million, RMB33.95 million and RMB10.5 million to the Company in 2023, 2024 and 2025 respectively, in a sum of RMB83.45 million.

Technology Development Document II:

The total consideration of the Technology Development Document II is RMB44.4 million. Sinopec Corp. will pay RMB13 million, RMB22.9 million and RMB8.5 million to the Company in 2023, 2024 and 2025, respectively.

Project inspection and evaluation:	The Company shall provide Sinopec Corp. with a written report on work progress and a written report on the usage of funds semi-annually, and provide a written annual working report and a written report on the usage of funds to Sinopec Corp. by the end of November each year.

Sinopec Corp. has the right to organize a mid-term evaluation of project progress to assess the project’s technology advancement, feasibility, economic prospects, as well as the capacities of the Company and Sinopec Shanghai Engineering to complete the projects.

Project acceptance:	Upon expiration of delivery deadline for the research and development results in December 2025, Sinopec Corp. will arrange inspection and acceptance of the research and development results accomplished by the Company and/or Sinopec Shanghai Engineering based on appraisal. If the research and development results fail to satisfy the acceptance conditions or fall within substandard acceptance, the Company and/or Sinopec Shanghai Engineering will be granted a 180-day grace period for improvement and correction with the prior consent of Sinopec Corp. If the acceptance conditions are still not satisfied or the results still fall within substandard acceptance upon expiration of the grace period, the entrusted parties shall be deemed incapable of performance.

Effectiveness:	The Technology Development Documents shall be effective since the date of signature and seal by parties.

BASIS FOR THE CONSIDERATION

The consideration of the Technology Development Documents was determined by parties on an arm’s length basis with reference to the scale, estimated costs and expenses of the entrusted work.

REASONS FOR AND BENEFITS OF ENTERING INTO THE TECHNOLOGY DEVELOPMENT DOCUMENTS

The first phase of the Company’s 10,000 ton level 48K large-tow carbon fiber plant was completed and put into operation. The transactions under the Technology Development Documents are conducive to improving the Company’s product quality and further forming the full product spectrum advantages of the “universal level+high performance”, “small tow+large tow” for carbon fiber, which will in turn enhance our market competitiveness.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As of the date of this announcement, Sinopec Corp. holds 5,459,455,000 A shares of the Company, representing approximately 50.55% of the Company’s issued share capital, and therefore is the controlling shareholder of the Company. Sinopec Shanghai Engineering is an indirect non-wholly owned subsidiary of Sinopec Group, the Company’s actual controller. According to Chapter 14A of the Hong Kong Listing Rules, both Sinopec Corp. and Sinopec Shanghai Engineering are connected persons of the Company. Therefore, entering into the Technology Development Documents constitutes a connected transaction of the Company. Since the Technology Development Document I and Technology Development Document II will be entered into with the same connected person and are similar in nature, the above Technology Development Documents will be aggregated in accordance with the relevant requirements of Rule 14A.81 of the Hong Kong Listing Rules. As the highest applicable percentage ratio of the Technology Development Documents on an aggregated basis exceeds 0.1% but is less than 5%, entering into the Technology Development Documents is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules.

APPROVAL OF THE BOARD

On 25 December 2023, the Board considered and approved (i) the Technology Development Document I to be entered into among the Company, Sinopec Corp. and Sinopec Shanghai Engineering; and (ii) the Technology Development Document II to be entered into between the Company and Sinopec Corp. The Directors including Mr. Wan Tao, Mr. Du Jun and Mr. Xie Zhenglin, due to their positions held in the connected persons of the Company, abstained from voting at the meeting of the Board.

The Board (including independent non-executive Directors) is of the view that the transactions contemplated under the Technology Development Documents are carried out in the ordinary and usual course of business of the Company on normal commercial terms upon fair negotiation among the parties, and the relevant transaction terms are fair and reasonable and in the interests of the Company and its shareholders as a whole.

According to the Shanghai Listing Rules, relevant information on the signing of the Technology Development Documents has been submitted to a special meeting of independent non-executive Directors prior to the approval of the Board, for convenience in terms of its review and approval. At the second special meeting of independent Directors of the 11th session of the Board, all independent non-executive Directors including Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun, Ms. Zhou Ying and Mr. Huang Jiangdong unanimously agreed on the Technology Development Documents and approved that relevant proposals be submitted to the Board for consideration.

GENERAL INFORMATION

The Company

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibers, resins, plastics, intermediate petrochemical products and petroleum products.

Sinopec Corp.

Sinopec Corp. is a joint stock company established in China, which are mainly engaged in the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other chemical commodities and technologies; and research, development and application of technologies and information; hydrogen energy business and related services such as hydrogen production, storage, transportation and sales; battery charging and swapping of the new energy vehicles, solar energy, wind energy and other new energy business and related services.

Sinopec Shanghai Engineering

Sinopec Shanghai Engineering is a limited liability company established in China, which are mainly engaged in construction engineering design, construction, inspection and management; technology development, consultation, exchange, transfer and promotion; technology development and consulting services for new materials, environmental pollution control and resource recycling; sales services for electrical equipment, specialty devices, construction materials and chemical products; purchasing agency as well as goods import and export services.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Company”	Sinopec Shanghai Petrochemical Company Limited, a joint stock company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in the Shanghai Stock Exchange (stock code: 600688), with the ultimate beneficial owner being the State-owned Assets Supervision and Administration Commission of the State Council

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in the Shanghai Stock Exchange (stock code: 600028), with the ultimate beneficial owner being the State-owned Assets Supervision and Administration Commission of the State Council

“Sinopec Group”	China Petrochemical Corporation, a limited liability company (state-owned enterprise) incorporated in the PRC

“Sinopec Shanghai Engineering”	Sinopec Shanghai Engineering Co., Ltd., a limited liability company incorporated in the PRC, with the ultimate beneficial owner being the State-owned Assets Supervision and Administration Commission of the State Council

“Technology Development Documents”	Technology Development Document I and Technology Development Document II

“Technology Development Document I”	the technology development (entrustment) contract and the project assignment agreement relating to the industrialized technology upgrades for large-tow carbon fiber and raw fiber as well as the localized optimization of equipment to be entered into among the Company, Sinopec Corp. and Sinopec Shanghai Engineering

“Technology Development Document II”	the project assignment agreement relating to the industrialized technology optimization for 24K sodium thiocyanate wet SCF49S carbon fiber to be entered into between the Company and Sinopec Corp.

“Board”	the board of Directors of the Company

“Director(s)”	director(s) of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Shanghai Listing Rules”	Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“RMB”	Renminbi, the lawful currency of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	percentage

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 26 December 2023

As at the date of this announcement, the executive Directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive Directors of the Company are Xie Zhenglin and Qin Zhaohui; and the independent non-executive Directors of the Company are Tang Song, Chen Haifeng, Yang Jun, Zhou Ying and Huang Jiangdong.